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                              November 29, 2021

       James Doris
       Chief Executive Officer
       VIKING ENERGY GROUP, INC.
       15915 Katy Freeway, Suite 450
       Houston, TX 77094

                                                        Re: VIKING ENERGY
GROUP, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2021
                                                            File No. 333-260963

       Dear Mr. Doris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 10, 2021

       General

   1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement
until all comments relating to your Form 10-K for the fiscal year ended December 31, 2020
have been resolved.
 James Doris
FirstName LastNameJames
VIKING ENERGY      GROUP,Doris
                           INC.
Comapany 29,
November  NameVIKING
              2021       ENERGY GROUP, INC.
November
Page 2    29, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Gregory Sichenzia